Exhibit (a)(2)

FOR IMMEDIATE RELEASE

CONTACT:
Davis P. Stowell
President
Grace Property Management, Inc.
Telephone: (516) 686-2201
Facsimile: (516) 625-1685
Email: dstowell@graceny.com

Reeves Telecom Limited Partnership
Responds to Tender Offer
for its Limited Partnership Units

GLEN HEAD, NY (June 15, 2006) - On June 14, 2006, Reeves Telecom Acquisition Corp. filed a Schedule TO with the Securities and Exchange Commission announcing a tender offer to purchase for cash all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a purchase price of $1.50 per Unit net to the seller in cash without interest. The press release stated that the President and sole shareholder of Reeves Telecom Acquisition Corp. is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, Reeves Telecom Acquisition Corp. may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, of the Partnership and the general partner of the Partnership.

Today the Partnership filed a Schedule 14D-9, Solicitation/Recommendation Statement, with the Securities and Exchange Commission in response to the filing by Reeves Telecom Acquisition Corp. In its filing, the Partnership noted that, since the tender offer is made by an affiliate of the Partnership and its general partner, the Partnership and its general partner are unable to make any recommendation to Unit holders of the Partnership as to whether they should tender or refrain from tendering their Units. Each Unit holder must make his or her own decision as to whether to tender their Units and, if so, how many Units to tender.

Unit holders are encouraged to read the Schedule TO and Schedule 14D-9, which are available at no charge at the Securities and Exchange Commission’s website at www.sec.gov. Limited partners are also urged to consult with their investment, tax and legal advisors in deciding whether or not to tender their Units in response to the tender offer.

About the Partnership

Reeves Telecom Limited Partnership is a South Carolina limited partnership that is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina.

Forward Looking Statement

Certain statements in this communication may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Partnership’s and its general partner’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are detailed in the Partnership’s Annual Report on Form 10-K for the period ended December 31, 2005, and in its other filings with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

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